UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Direct Digital Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1177 West Loop South, Suite 1310

Houston, Texas 77027

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

⌧

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Direct Digital Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2023 within the prescribed time period without unreasonable effort and expense because extra time is needed for the Company’s independent auditors to complete their audit of the Company’s financial statements and issue their opinion. The Company will file the Form 10-K on or before April 17, 2024, the first business day following the fifteenth calendar day following the prescribed due date.

A letter from the Company’s independent registered public accounting firm, which is filed pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 to this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

  Diana P. Diaz    (832)  402-1051

(Name)(Area Code)(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).Yes ⌧No◻

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ⌧No ◻

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that (a) consolidated revenue in fiscal year 2023 was $157.1 million, an increase of $67.8 million, or 76%, over the $89.4 million in fiscal year 2022, (b) consolidated operating income decreased to $1.4 million, or 17.5%, to $6.6 million for 2023 compared to operating income of $8.0 million for 2022 and (c) consolidated net income for 2023 was $2.0 million, compared to a net income of $4.2 million in 2022. Please refer to the Company’s press release filed as Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on March 26, 2024 for a fuller explanation of the significant changes in results of operations for the fiscal period ended December 31, 2023 from the period ended December 31, 2022.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 may contain forward-looking statements within the meaning of federal securities laws that are subject to certain risks, trends and uncertainties.

As used below, “we,” “us,” and “our” refer to the Company. We use words such as “could,” “would,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project” and other similar expressions to identify forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption “Risk Factors” and elsewhere in our most recent Annual Report on Form 10 K (the “Form 10-K”) and subsequent periodic and or current reports filed with the Securities and Exchange Commission (the “SEC”).

The forward-looking statements contained in this Form 12b-25 are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form 12b-25, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance expressed in or implied by the forward-looking statements. We believe these factors include, but are not limited to, the following: the restrictions and covenants imposed upon us by our credit facilities; our ability to secure additional financing to meet our capital needs; any significant fluctuations caused by our high customer concentration; risks related to non-payment by our clients; reputational and other harms caused by our failure to detect advertising fraud; operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems; restrictions on the use of third-party “cookies,” mobile device IDs or other tracking technologies, which could diminish our platform’s effectiveness; unfavorable publicity and negative public perception about our industry, particularly concerns regarding data privacy and security relating to our industry’s technology and practices, and any perceived failure to comply with laws and industry self-regulation; our failure to manage our growth effectively; the difficulty in identifying and integrating any future acquisitions or strategic investments; any changes or developments in legislative, judicial, regulatory or cultural environments related to information collection, use and processing; challenges related to our buy-side clients that are destination marketing organizations and that operate as public/private partnerships; any strain on our resources or diversion of our management’s attention as a result of being a public company; the intense competition of the digital advertising industry and our ability to effectively compete against current and future competitors; any significant inadvertent disclosure or breach of confidential and/or personal information we hold, or of the security of our or our customers’, suppliers’ or other partners’ computer systems; as a holding company, we depend on distributions from Direct Digital Holdings, LLC (“DDH LLC”) to pay our taxes, expenses (including payments under the Tax Receivable Agreement) and any amount of any dividends we may pay to the holders of our common stock; the fact that DDH LLC is controlled by DDM, whose interest may differ from those of our public stockholders; any risks associated with the material weakness that was identified in our review of internal control over financial reporting as of December 31, 2023; any failure by us to maintain or implement effective internal controls or to detect fraud; and other factors and assumptions discussed in our Form 10-K and subsequent periodic and current reports we may file with the SEC. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove to be incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this Form 12b-25 to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements

Direct Digital Holdings, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024By: /s/ DIANA P. DIAZ

Diana P. Diaz, Chief Financial Officer